Exhibit 4.20

(Summary Translation)

Loan Agreement with Xinjiang Shihezi Rural Cooperative Bank, Yecheng County Rural Credit Cooperative Association, Turpan City Rural Credit Cooperative Association and Xinjiang Urumqi Rural Commercial Bank Co., Ltd

Date of the Agreement	December 24, 2019

Lender (Party A)	Xinjiang Shihezi Rural Cooperative Bank Yecheng County Rural Credit Cooperative Association Turpan City Rural Credit Cooperative Association Xinjiang Urumqi Rural Commercial Bank Co., Ltd

Borrower (Party B)	Xinjiang Daqo New Energy Co., Ltd.

Use of loan proceeds	Payment for raw materials, utilities and other operating expenses

Amount of principal	RMB100 million

Term of loan	12 months

Interest rate	Fixed rate at 4.7125‰ per month

Repayment of interest	Interest shall be paid monthly at the 21st day of each month

Repayment of principal	Principal may be paid in full or instalments at any time within the term of the loan

Guarantee	Guarantee is provided by Daqo Group Co., Ltd.

Party A’s rights and obligations

(1) Party A has the right to require Party B to provide all materials relevant to the loan;

(2) Party A has the right to deduct any amount due under the Agreement from the balance of Party B’s account;

(3) In the event of Party B’s evasion of supervision, delay in repayment of principal and interest or other serious defaults, Party A has the right to report to the relevant authorities and disclose Party B’s defaults to the public;

(4) Party A has the obligation to fund the loan in accordance with the Agreement; and

(5) Party A shall keep information regarding Party B’s liabilities, financial condition and operations confidential unless otherwise agreed in the Agreement or otherwise stipulated by the laws and regulations.

Party B’s rights and obligations

(1) Party B has the right to use the loan proceeds in accordance with the Agreement;

(2) Party B shall repay the principal and interest when due and payable and shall not repay the loan prior to the maturity date unless Party B obtains the written consent from Party A;

(3) Party B shall cooperate with Part A’s investigation, inquiry and supervision and provide information about its financial conditions and results of business operations to Party A;

(4) Party B shall notify Party A in writing within five days following any suspension of business, termination, closure, suspension or cancellation of the business license of Party B, and repay the principal and interest immediately;

(5) Party B shall give Party A at least 30 days’ notice and obtain the prior written consent from Party A before contracting and leasing, restructuring, merger, acquisition, spinoff, decrease of share capital, share transfer, asset transfer or other actions that will affect the interest of Party A;

(6) Party B shall notify Party A in writing within seven days following any change to Party B’s legal address, correspondence address, business scope or legal representative; and

(7) Party B shall notify Party A in writing immediately upon the occurrence of any event that will have materially adverse effect on Party B’s ability to repay the loan, including significant economic disputes, bankruptcy and deterioration of financial conditions.

Breach

(1) In the event that Party B fails to draw down the loan in accordance with the Agreement, Party A is entitled to charge penalty at the contractual interest rate on a daily basis;

(2) In the event that Party B fails to repay the loan in accordance with the Agreement, Party A is entitled to require Party B to repay such principal and interest within a specified period of time, and may offset such principal and interest from the balance in all accounts of Party B opened with Party A, and charge an additional 50% of the interest rate;

(3) In the event that Party B fails to use the loan proceeds in accordance with the Agreement, Party A is entitled to require Party B to repay part or all of the loan in advance or terminate the Agreement, and charge an additional 100% of the interest rate;

(4) In the event that (i) Party B provides false financial information or fails to disclose other material facts; (ii) Party B fails to cooperate with or reject Party A’s supervision over its use of loans and operational as well as financial conditions; and (iii) Party A deems that its rights may be jeopardized, among others, upon Party B’ occurrence of: transfer of material assets; receivership, detention or freezing of material assets; conducting activities such as contracting and leasing, restructuring, decrease of share capital, investment, joint venture, merger, acquisition, spinoff, share transfer, or material asset transfer without Party A’s consent; or suffering material difficulty or deterioration in financial condition, then Party A is entitled to require Party B to correct its breach and take remedial measures within three days following the notice of Party A. Otherwise, Party A has the right to cancel the line of credit and require Party B to accelerate the repayment of the principal and interests in whole or part; and

(5) In the event that Party B delays the payment of the interest exceeding two months, Party A is entitled to declare the principal and interest of the loan are immediately due and payable and charge penalty on all the outstanding amount.

2